SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2014

Commission File Number: 001-14862

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant’s name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari

Camacari, Bahia – CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:  ☒            Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:  ☐             No:  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐             No:  ☒

This report on Form 6-K is incorporated by reference in the Registration Statement on Form F-3 of Braskem S.A. (No. 333- 92883).

Computation of Ratio of Earnings to Combined Fixed Charges and Preference Dividends of Braskem S.A.

	For the Year Ended December 31,
	2013		2012		2011		2010		2009
	(in thousands of reais)

Computation of Earnings:
Pre-tax income from continuing operations before adjustment for income or loss from equity investees	R$	967,171	R$	(1,777,156)	R$	(874,178)	R$	1,849,362	R$	1,755,228
Plus fixed charges		1,502,678		1,400,776		1,217,987		963,518		561,443
Plus amortization of capitalized interest		36,459		24,338		21,545		18,203		15,472
Plus distributed income of equity investees		(3,223)		(25,807)		(1,043)		18,215		3,188
Less interest capitalized		(362,528)		(162,227)		(101,721)		(43,491)		94,461
Less preference security dividend requirements of consolidated subsidiaries(1)		(12,816)		(260,409)		(117,670)		(21,196)		(7,020)

Total earnings	R$	2,127,741	R$	(800,485)	R$	144,920	R$	2,784,611	R$	2,422,772

Computation of fixed charges and preference dividends:
Interest expensed and capitalized	R$	1,484,289	R$	1,135,422	R$	1,091,774	R$	936,322	R$	545,882
Plus estimate of the interest within rental expense		5,574		4,947		8,543		6,000		8,541
Plus preference security dividend requirements of consolidated subsidiaries(1)		12,816		260,409		117,670		21,196		7,020

Total fixed charges and preference dividends	R$	1,502,679	R$	1,400,778	R$	1,217,987	R$	963,518	R$	561,443

Ratio of Earnings to Combined Fixed Charges and Preference Dividends		1.42x		-0.57x		0.12x		2.89x		4.32x

(1)	Represents the amount of after-tax earnings that are required to pay the dividends on outstanding preferred securities. The dividend requirement is computed as (a) the amount of the dividend divided by (b) one minus the effective income tax rate applicable to continuing operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 16, 2014

BRASKEM S.A.

By:	/s/ Danilo Dias Garcez de Castro Dórea
	Name:	Danilo Dias Garcez de Castro Dórea
	Title:	Attorney in Fact

By:	/s/ Pedro Teixeira de Carvalho
	Name:	Pedro Teixeira de Carvalho
	Title:	Attorney in Fact